MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2007

T A B L E   O F   C O N T E N T S

Page

1.

OVERVIEW

2

2.

HIGHLIGHTS OF THE QUARTER ENDED MARCH 31, 2007

2

4.

DEVELOPMENT

3

5.

EXPLORATION

4

6.

PRODUCTION

6

7.

RESULTS OF OPERATIONS

7

8.

LIQUIDITY

9

9.

CAPITAL RESOURCES

10

10.

SUMMARY OF QUARTERLY RESULTS

11

11.

OFF-BALANCE SHEET ARRANGEMENTS

11

12.

CRITICAL ACCOUNTING ESTIMATES

11

13.

RISK AND UNCERTAINTIES

13

14.

NON-GAAP MEASURES

15

15.

OTHER MD&A REQUIREMENTS

15

16.

DISCLOSURE OF OUTSTANDING SHARE DATA

16

17.

CAUTIONARY SATEMENT ON LOOKING FORWARD INFORMATION

16

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE MONTHS ENDED MARCH 31, 2007

1.

Overview

Eldorado Gold Corporation ("Eldorado", "we", or the "Company") is a gold producer based in Vancouver, Canada.  The Company owns and operates the Sao Bento gold mine ("Sao Bento") in Brazil and the Kisladag gold mine ("Kisladag") in Turkey and the Tanjianshan gold mine ("Tanjianshan") in China.  We also explore for, or may acquire, mineral properties for exploration and possible development into gold mines.

This Management Discussion and Analysis ("MD&A") should be read in conjunction with our audited consolidated financial statements of for the year ended December 31, 2006 and the unaudited consolidated financial statements for the three months ended March 31, 2007.  All dollar amounts in this MD&A are expressed in United States dollars unless stated otherwise.

This MD&A is prepared as of May 1, 2007.

2.

Highlights of the Quarter Ended March 31, 2007

During the quarter ended March 31, 2007, we:

•

had record earnings of $0.04 per share (March 2006 (loss) ($0.02)),

•

commenced commercial production at our Tanjianshan gold mine in China and produced 26,760 ounces of commercial production at a cash operating cost of $260 per ounce,

•

produced a total of 88,780 ounces of which 76,288 ounces were commercial production (March 2006 - 19,111 ounces) at an average cash operating cost of $220 per ounce (March 2006 - $421 per ounce) and

•

completed 14,000 meters of drilling on the Efemçukuru project.

3.

Operations

Operations – Kisladag

During the first quarter of 2007, we mined and placed 1,849,330 million tonnes of ore having an average grade of 1.2 grams of gold per tonne ("g/t Au") on the leach pad.  At March 31, 2007, the leach pad contained approximately 7.8 million tonnes at a grade of 1.15 g/t Au.  By year end we expect to have placed a total of 14.5 million tonnes on the pad.

During the quarter ended March 31, 2007, we poured 43,601 ounces of gold and sold 46,814 ounces.  Cash operating cost at Kisladag was $192 per ounce for the quarter.  Planned 2007 production is approximately 190,000 to 200,000 ounces at a cash cost of $210/oz. to $220/oz.

Construction on our mine expansion plan continued during the quarter. This activity included  successful completion and integration of an additional 5 million tonnes per annum in crushing, screening and conveying capacity to bring total screening and crushing capacity to 10 million tonnes per year.  Commissioning of the new system is underway with steady state production at capacity anticipated in Q3. Remaining mine expansion activities include construction of three more leach pad cells, building a truck and crusher maintenance shop and additional pond capacity at an estimated cost of $8.3 million as budgeted.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE MONTHS ENDED MARCH 31, 2007

Operations - Tanjianshan

At our Tanjianshan mine, commercial production began on February 1, 2007 when pre-production operating levels achieved 60% of capacity.  In Q1 we poured a total of 39,252 ounces of which 26,760 ounces were commercial production and 12,492 ounces were from pre-commercial production operations.  Sales of production gold amounted to 13,634 ounces ($8.9 million) during the quarter.  In addition, during the first quarter, sales of gold produced from pre-commercial operations totaled 15,573 ounces ($10.1 million), the proceeds of which were recorded as a recovery mine development costs in accordance with generally accepted accounting principals and our accounting policies.

Cash operating cost at Tanjianshan was $260 per ounce for the quarter.  Planned 2007 production is approximately 120,000 to 130,000 ounces of gold at an estimated average cash cost of $235 to $245 per ounce.  Mining activities continue to center on the Qinglongtan ("QLT") pit.  In Q1 we mined 117,000 tonnes of ore at an average grade of 6.56 grams per tonne.  Additionally, 5.0 millions tones of waste were removed.

Operations – Sao Bento

At Sao Bento, we processed 20,069 tonnes of ore at a grade of 8.88 g/t Au during the quarter and produced 5,927 ounces of gold at a cash operating cost of $245 per ounce.  In the quarter ended March 2007, operating costs consist mainly of processing cost as mining operations ceased in January.  Sales of gold amounted to 3,729 ounces during the quarter.

We have commenced reclamation closure of this operation.  During the operating life of the mine 1.8 million ounces of gold were produced.

4.

Development

Development – Efemcukuru

Drilling to support the Efemçukuru Project feasibility study continued throughout the quarter with work being completed by three contract drilling rigs and two Tuprag rigs.  Drilling in the quarter totaled 8,010 meters in 39 holes.  Approximately 6,000 meters of the revised 21,000 meter program remain to be drilled.

Activity focused on the South Ore Shoot (“SOS”) area.  Drill holes here continued to target gaps in the drill coverage, concentrating on delineation of the higher grade and thicker portions of the system.  Ongoing drilling is also testing the down dip and plunge extensions of the SOS vein and gold mineralization.  Work on the Middle Ore Shoot (“MOS”) focused on infilling an existing coverage gap above the 600m reference line to surface in the high grade portion of this zone.  MOS drilling also tested around the KV-141 intersection to the south.  Transition zone (KV-129 area) holes have also been started this quarter.

Looking ahead we will focus on infill and extension targets in the SOS and transition zone.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE MONTHS ENDED MARCH 31, 2007

Development – Villa Nova Iron Ore

In 2006, we completed a pre-feasibility study on the Vila Nova Iron Ore Project in Amapa State, Brazil.  We can earn into 50% of the Project by fully funding the first $8.0 million of the project capital, and then 50% of capital requirements in excess of the first $8.0 million.  Total capital for the Project has been estimated at $16.3 million.

The Project has received all necessary permits required for construction. It is anticipated that the deforestation and mining licenses will be granted during the first half of 2007.  A decision on whether to proceed will be made during the first half of 2007.  The project plan contemplates a one year construction period. Economics of the pre-feasibility on a 100% basis indicates  pre-tax undiscounted future cash flows of $91.7 million. We continue to receive expressions of interest from third parties to purchase future production. Negotiations to access local railroad and port facilities are proceeding.

5.

Exploration

Exploration expense for the quarter ended March 31, 2007 was $2.8 million (quarter ended March 31, 2006 – $2.2 million).  The increase over the 2006 period is attributable to greater exploration activity in Brazil, Turkey, and China. Our total exploration budget for 2007 is $14.2 million.

Exploration – Turkey

During Q1 2007 we concentrated our exploration efforts on three of the Biga Peninsula properties which are accessible throughout the year. As weather permits field crews will begin work on the Demir joint venture and in the Pontide district.

On the Biga Peninsula during Q1 we drilled at the Kirazli, Kuscayiri, and Dogancilar concessions. At Kirazli, nine short reverse circulation holes were drilled to test a high sulfidation trend. The best results were 4.9 g/t over 9.0 meters and 6.5 g/t over 4.5 meters. Reverse circulation drilling at Kuscayiri (8 holes) targeted anomalous gold in soil samples. It appears that the holes intersected high sulphidation mineralization and alteration, and areas of more porphyry-like mineralization, but with generally low grade gold values.  Mapping and sampling continues on both properties.

Diamond drilling began on the Dogancilar property in March with 425 meters drilled in three holes. The target for these holes was the Kecikiran vein.  The vein was successfully intersected in one of these holes: stockwork type mineralization was intersected in the others.  Assay results are pending. Review of core logs of the older 1990’s holes show that porphyry style alteration and mineralization are present and that this may not have been fully recognized in the past.   This core will be re-examined during the next quarter.

Exploration plans for the remainder of 2007 include drilling programs at the high sulfidation target on the AS project (Demir JV), as well as at Mahmur Tepe, Koyulhisar, and Aydogan Tepe, all in the Pontide Volcanic Belt. We will also continue our aggressive grass roots and generative programs in geologically prospective terrain throughout Turkey.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE MONTHS ENDED MARCH 31, 2007

Exploration – Brazil

Final assay results on step out holes at the Vila Nova joint venture gold project (JV) did not show any intervals of either significant grade and/or mineralized widths.  Our review of the data during the beginning of the quarter led us to conclude that our participation in the joint venture was no longer warranted.

We began exploration work on our wholly-owned 152,000 hectares license located adjacent to and surrounding the former Vila Nova joint venture license block.  The work consisted of soil and stream sediment sampling programs in the license blocks immediately north of the joint venture ground to assess the north extension of the Gaivotas Shear and coincident airborne geophysical anomalies.

At Tartarugalzinho we continued a systematic southeast to northwest evaluation of geophysical targets and regional stream sediment anomalies.  Our work next quarter will focus on the middle to northwest portions of the property.

For the remainder of 2007 we will continue to work at Tartarugalzinho and in the Vila Nova area to define drill targets to be tested later in the year.

Exploration – China

During Q1, we mapped and sampled a mineralized area immediately north of JLG previously mined by Qinghai Number One Geological Brigade. The results are pending. The mineralization appears to be hosted in bedding parallel shears (similar to the upper part of JLG mineralization). We prepared drill plans for this zone in anticipation of an early May start.  This zone is currently not a part of the JLG resource or reserve

Drill plans for other short term targets were also prepared and reviewed during Q1.  These targets include QLT deep (below pit extensions), QLT South showing, and an area adjacent to the western edge of JLG.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE MONTHS ENDED MARCH 31, 2007

6.

Production

	2007 Q1	2006 Q1	2006 Q2	2006 Q3	2006 Q4
TOTAL GOLD PRODUCTION
Total ounces produced	88,780	19,111	25,035	41,082	53,506
Commercial production	76,288	19,111	25,035	41,082	50,425
Cash operating cost ($/oz) [4]	220	421	378	309	274
Total cash cost ($/oz) [2,4]	233	429	386	315	278
Total production cost ($/oz) [3,4]	270	438	463	364	259
Realized price ($/oz sold)	647	549	615	620	615

KISLADAG GOLD MINE [5]
Commercial production	43,601	n/a	6,872	27,477	36,546
Tonnes to Pad	1,849,330	n/a	1,493,156	1,802,368	1,882,744
Grade (grams/tonne)	1.21	n/a	0.97	1.29	1.23
Cash operating cost ($/oz) [4]	192	n/a	242	218	191
Total cash cost ($/oz) [2,4]	194	n/a	242	220	193
Total production cost ($/oz) [3,4]	225	n/a	n/a	285	185

TANJIANSHAN GOLD MINE [6]
Total ounces produced	39,252	n/a	n/a	n/a	3,081
Commercial production	26,760	n/a	n/a	n/a	-
Tonnes milled	198,854	n/a	n/a	n/a	n/a
Grade (grams/tonne)	7.26	n/a	n/a	n/a	n/a
Cash operating cost ($/oz) [4]	260	n/a	n/a	n/a	n/a
Total cash cost ($/oz) [2,4]	291	n/a	n/a	n/a	n/a
Total production cost ($/oz) [3,4]	356	n/a	n/a	n/a	n/a

SAO BENTO GOLD MINE
Commercial production	5,927	19,111	18,163	13,605	13,879
Tonnes milled	20,069	93,626	90,024	81,869	69,295
Grade (grams/tonne)	8.88	6.99	7.23	6.38	6.06
Cash operating cost ($/oz) [4]	245	421	429	493	492
Total cash cost ($/oz) [2,4]	252	429	441	506	502
Total production cost ($/oz) [3,4]	211	438	463	525	455

Notes

1

Cost figures calculated in accordance with the Gold Institute Standard.

2

Cash Operating Costs, plus royalties and the cost of off-site administration.

3

Total Cash Costs, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.

4

Cash operating, total cash and total production costs are non-GAAP measures.  See the section "Non-GAAP Measures" of this MD&A.

5

The Kisladag gold mine commenced commercial production on July 1, 2006.

6

The Tanjianshan gold mine commenced commercial production on February 1, 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE MONTHS ENDED MARCH 31, 2007

7.

Results of Operations

Net income for the quarter

The Company reported net income for the quarter ended March 31, 2007, of $12.6 million, or $0.04 per share (2006 (net loss) - ($7.5 million); ($0.02) per share).

The consolidated net income for the quarter ended March 31, 2007, is attributable to increased gold sales driven by increased production, lower unit-of-production costs, higher gold prices, as well as increased interest revenues. These favorable factors were offset by increased exploration and administrative expenses, as compared to the first quarter of 2006.

Revenues

Our revenues consist primarily of sales of gold bullion that we sell to a number of large institutions, or on the open market at the Turkish and Shanghai Gold Exchanges.  Other sources of revenue include interest earned on cash and cash equivalents and restricted funds.

GOLD SALES

During the quarter ended March 31, 2007, we sold 64,177 ounces (2006 – 15,656) of gold at an average price of $647 (2006 - $549) per ounce. Gold prices have been increasing over the past two years.  The spot gold price increased from an average of $445 per ounce in 2005 to $604 per ounce in 2006.  The spot gold price has further increased, having averaged $650 per ounce through the quarter ended March 2007.

INTEREST AND OTHER INCOME

The Company earned $1.9 million in interest revenue during the quarter ended March 31, 2007 (2006 – $0.8 million).  The increases over last year are attributable to the increasing funds on deposit, generated primarily from the equity financing completed in February 2006 and accumulated operational cash flows.

Expenses

OPERATING COSTS

As expected, operating costs during the quarter ended March 31, 2007 of $15.1 million (2006 – $7.7 million) increased commensurately with operating and production activity.

DEPLETION, DEPRECIATION AND AMORTIZATION ("DD&A")

At December 31, 2005, the Sao Bento gold mine was written down to its estimated salvage value.  Consequently there has been no DD&A charged against Sao Bento operations since Q4, 2005.

With the commencement of commercial production at Kisladag and Tanjianshan in July, 2006 and in February 2007 respectively we did not incur significant DD&A expense in the quarter ended 2006.  In the quarter ended March 2007, we recorded DD&A expense of $3.1 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE MONTHS ENDED MARCH 31, 2007

GENERAL AND ADMINISTRATIVE

General and administrative costs for the quarter ended March 31, 2007 totaled $7.4 million (2006 – $4.6 million) for a total quarter-over-quarter increase of $2.8 million.  The principal reasons for the 2007 increase were $0.7 million spent on merger and acquisition activities, $0.5 million incurred on Sarbanes Oxley requirements and a $0.3 million increase in stock based compensation allocated to general administrative expense. The remaining $1.3 million increase is consistent with our operational growth and increases that could normally be expected in the circumstances.

EXPLORATION EXPENSE

See item 5 above for a discussion of our exploration costs

Interest expense

Interest expense in the Q1 2007 was $0.8 million.  Interest expense in Q1, 2006 was nominal as interest on the Revolving Credit Facility (see "Capital Resources") was capitalized until commercial production began at Kisladag in July 2006, when we began to expense interest expense at the rate of approximately $0.7 million per quarter.

Similarly, as the Tanjianshan mine has now entered production, interest expense in the next 2 quarters can be expected to increase by approximately $0.1 million per quarter until our loan from the China Construction Bank is repaid as scheduled in June and September of 2007.

FOREIGN EXCHANGE (GAIN) LOSS

With rising operating activities, in order to meet local operating obligations, we hold an increasing proportion of our funds in currencies other than our reporting currency, the United States dollar (see "Capital Resources"). Both the Chinese Renminbi and the Turkish Lira have strengthened against the US dollar over the last quarter.

GAIN ON THE SALE OF ASSETS

We incurred gains on the disposal of assets totaling $3.5 million (2006 - $0.9 million).  The 2007 disposals included a $3.3 million gain on the sale of our Aurizona Joint Venture interest in the Brazilian Piaba Project and a $0.2 million gain on the sale of investments. As the sale agreement on the Piaba project provides for certain downstream performance related option payments, the recognized gain on sale in the quarter ended has been recorded at the estimated fair value of the contracted total sales price.  As the Piaba project was never classified as a development project, it had no recorded value on our balance sheet.

INCOME TAXES

In the quarter ended March 2007, income tax expense totaled $5.7 million (2006 - $1.5 million).

With respect to our Turkish operations, a future income tax ("FIT") recovery of $10.2 million was set up during 2006 when (as provided under generally accepted accounting principles) it became more likely than not that the operations would become profitable and we would be able to claim costs incurred in prior years against taxable income earned in 2007 and thereafter.  Now that our operations in Turkey are profitable, we are able to charge off income tax for which we would otherwise be liable against the recovery we set up in 2006.  Accordingly we have only minimum current tax expense in Turkey.  Although we are not liable for current income tax in this period, we did incur expenses that were deductible for tax purposes but not for accounting purposes and

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE MONTHS ENDED MARCH 31, 2007

consequently we incurred additional FIT expense and accrued related FIT liabilities to result in a net future income tax provision against Turkish operations totaling $4.8 million.  In the quarter ended March 2006, we had no taxable income and neither did the operations meet the criteria for a more likely than not determination so we recognized only minimal income tax expense.

With respect to our Chinese operations, we have not recorded any income tax provision as we expect to be eligible for a 2-year income tax free holiday granted by the Chinese Government.

With respect to our Brazilian operations, the FIT expense relates to a FIT liability on unrealized foreign exchange gains on a inter-company loan to the Brazilian subsidiary denominated in US dollars.  The strengthening of the real against the US dollar since year-end has resulted in a net FIT expense of $1.0 million for the year to date.

8.

Liquidity

At March 31, 2007, we held $61.2 million in cash and short-term deposits (December 2006 - $60.0 million) and a further $86.8 million (December 2006 - $79.6) in restricted collateral accounts, which offset: long term debt of $50.0 million (December 2006 -$50.0 million); letters of credit amounting to $28.5 million (December 2006 - $21.3 million) and an $8.3 million environmental deposit with the Turkish authorities (December 2006 - $8.3 million). In the quarter ended March 2007, we issued letters of credit totaling $7.2 million against equipment deliveries expected within the next 12 months.  Over the next 6 months we will be issuing additional letters of credit against this equipment order totaling $10.1 million and collateralizing them in a similar manner as we approach the anticipated delivery dates.  At this time we expect to meet payments against delivery out of operating funds and we do not foresee a need for debt financing in this connection.

The Company has 2 short term bank loans totaling 120 million Chinese Renminbi (December 2006 - 120 million Renminbi), approximately $15.5 million (December 2006 - $15.4 million), to cover construction commitments related to the final phases of the Tanjianshan mine completion.  The loans are repayable as follows: 40 million Chinese Renminbi (approximately $5.1 million) in June 2007 with the remainder due in September 2007.  We expect to be able to repay these loans from operating funds generated from Tanjianshan.

The Company remains unhedged.

Pursuant to the acquisition of Afcan Mining Corporation ("Afcan") in September 2005, we assumed certain non-interest-bearing loans.  The undiscounted face value of the loan as at March 31, 2007 was $0.9 million (December 2006 - $0.9 million). The loan is repayable in equal annual installments of $0.4 million on December 31 of each of the next 2 years with a final installment of $0.1 million due December 31, 2009. Repayment will be from operating funds over the scheduled repayment term.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE MONTHS ENDED MARCH 31, 2007

The Company’s contractual obligations at March 31, 2007, comprise:

	Remainder of 2007	2008	2009	2010	2011 and later	Total
Bank indebtedness	$15,516	$ -	$ -	$ -	$ -	$ 15,516
Long term debt	400	400	150	50,000	-	50,950
Capital leases	48	69	60	32	6	215
Operating leases and property expenditures	1,197	1,577	1,577	1,577	5,234	11,162
Purchase obligations	63,867	15,312	12,791	11,715	-	103,685
Totals	$ 81,028	$ 17,358	$ 14,578	$ 63,324	$ 5,240	$ 181,528

9.

Capital Resources

Cash and restricted cash

Cash and restricted cash on hand as at March 31, 2007 totaled $148.0 million (December 31, 2006- $139.5 million)   of which $61.2 million and $60.0 million respectively was unrestricted.  Over the last 24 months, we have sought to improve liquidity and conserve capital resources by securing loans to finance completion of the Kisladag and Tanjianshan projects and related startup operational requirements.  Our plans are to repay these loans from operational cash flows by the end of 2008 and the restricted cash will be released and readily available for future projects or investments.

Working capital

At March 31, 2007, the Company had working capital of $114.2 million, (December, 2006 -$102.2 million).

The status of our financing arrangements and obligations are as follows:

Bank Indebtedness

Through Qinghai Dachaidan Mining Limited (“QDML”), our 90% owned subsidiary, we secured working capital loans from the China Construction Bank, the loans are secured by way of irrevocable letters of credit drawn on HSBC Bank USA, National Association (“HSBC”) not to exceed $28.5 million in total.  The letters of credit had an expiry date of February 17, 2007 and were automatically extendable without amendment for a period of one year.  The HSBC letters of credit are secured by the current portion of restricted cash, which is held by HSBC as restricted cash in a collateral account.

Term Revolving Credit Facility

In April 2005, our wholly owned subsidiary Tuprag entered into a $65.0 million term revolving credit facility (the “Revolving Credit Facility”) with HSBC due February 28, 2010.  The Revolving Credit Facility is secured by Eldorado cash deposits in restricted accounts equivalent to the HSBC

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE MONTHS ENDED MARCH 31, 2007

advances to Tuprag.  The Revolving Credit Facility bears interest fixed at the prevailing LIBOR on the date of the draw plus 1.25%. The Revolving Credit Facility can be drawn down in minimum tranches of $1.0 million plus multiples of $0.25 million.  As at March 31, 2007, the Company has drawn $50.0 million in four tranches at a weighted average interest rate of 6.0%.  Each tranche typically has a maturity of approximately 13 months.  Over the term of the Revolving Credit Facility, the Company plans to renew each drawdown as it becomes due with final repayment to be made in full on the due date.

At March 31, 2007, $15 million remained available under the Revolving Credit Facility.

Equity

At March 31, 2007, the Company had 341.5 million common shares issued and outstanding (December 2006 – 341.2 million common shares).  Since March 31, options have been exercised with respect to 2.0 million shares for a total cash consideration of approximately $6.3 million.

The Company has sufficient capital resources to meet its current contractual and financial obligations as they come due.

10.

Summary of Quarterly Results

(US$000's)	2007-Q1	2006-Q1	2006-Q2	2006-Q3	2006-Q4
Total revenue	$ 43,488	$ 9,428	$ 13,265	$ 30,723	$31,273
Net income (loss)	12,582	(7,456)	215	5,199	5,342
Net income (loss) per share – basic	$ 0.04	$ (0.02)	$ (0.00)	$ 0.02	0.01
Net income (loss) per share – diluted	$ 0.04	$ (0.02)	$ (0.00)	$ 0.02	0.01

11.

Off-Balance Sheet Arrangements

None.

12.

Critical Accounting Estimates

We use the following critical accounting estimates:

Reserves and Resources

Mineral reserves and resources are calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934, as interpreted by the staff of the Securities and Exchange Commission) applies different standards to classify mineralization as a reserve.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE MONTHS ENDED MARCH 31, 2007

We advise our investors that while the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources required under Canadian standards may not be comparable to similar information made public by US companies in SEC filings. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Recoverable Values

Where information is available and conditions suggest impairment of long-lived assets, estimated future net cash flows from each property are calculated using estimated future gold prices; proven and probable reserves; value beyond proven and probable reserves; operating, capital and reclamation costs; and estimated proceeds from the disposition of assets on an undiscounted basis.

Gold Price

We estimate the future price of gold based on historical trends and published forecasted estimates. Our budgeted gold price for 2007 is $600 per ounce.

Operating Costs

We report our operating costs in accordance with the Gold Institute Standard. Future operating costs include estimates of currency foreign exchange and inflation trends.

Stock-Based Compensation

We use the Black-Scholes Model to determine the fair value for awards of stock options to employees, officers and directors.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE MONTHS ENDED MARCH 31, 2007

Asset Retirement Obligation

When assessing the carrying value of the asset retirement obligation, we estimate, among other things, the mine closure date and the credit-adjusted risk-free rate.

13.

Risk and Uncertainties

Gold Price

Eldorado’s profitability is linked to the price of gold because our revenues are derived primarily from gold mining. Gold prices are affected by numerous factors beyond our control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions. Worldwide gold production levels also affect gold prices, and the price of gold is occasionally subject to rapid short-term changes due to speculative activities.

Exploration and Development

The costs and results of our exploration and development programs affect Eldorado’s profitability and value. Since mines have finite lives based on proven reserves, we actively seek to replace and expand our reserves, primarily through acquisitions, exploration and development of our existing operations, and recognizance exploration. Exploration for minerals involves many risks and may not result in any new economically viable mining operations or yield new reserves to replace and expand current reserves. Determination of reserves is a process of estimation and, as such, reserve calculations are subject to the assumptions and limitations of the estimation process.

Acquiring title to mineral properties is a detailed and time-consuming process. We take steps, in accordance with industry standards, to verify and secure legal title to mineral properties in which we have or are seeking an interest. Although we take every precaution to ensure that legal title to our properties is properly recorded in the name of Eldorado, there can be no assurance that such title will ultimately be secured on every property. The legal title to our properties depends on the appropriate and consistent application of the laws in the countries in which we operate.

Capital and Operations

The business of gold mining involves many operational risks and hazards. Through high operational standards, an emphasis on hiring and training appropriately skilled personnel and operational improvements, we work to reduce the risks associated with our projects. We also maintain adequate insurance to cover normal business risk.

We also rely on a number of key employees. Our success depends on attracting and retaining qualified personnel in a competitive labor environment.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE MONTHS ENDED MARCH 31, 2007

Further exploration and development of mineral resource properties or acquisitions beyond our current operations may require additional capital. Accordingly, the continuing development of our projects will depend on our ability to obtain financing through joint venture projects, debt financing and equity financing or other means. There is no assurance that we will be successful in obtaining the required financing.

Environment

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain governmental permits and provide associated financial assurance to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, any future changes to these laws could adversely affect Eldorado’s financial condition, liquidity or results of operations.

Laws and Regulations

Eldorado’s mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. These laws and regulations are subject to change, which may restrict our ability to operate. We draw on the expertise and commitment of our management team, advisors, employees and contractors to ensure compliance with current laws, and we foster a climate of open communication and co-operation with regulatory bodies.

Legal Proceedings

The nature of our business subjects us to regulatory investigation, claims, lawsuits and other proceedings in the ordinary course of business. We cannot predict the outcome of these legal proceedings with certainty.

Currency Fluctuations

We operate in numerous countries - including Canada, Turkey, China and Brazil - and we are therefore affected by currency fluctuations in these jurisdictions.

Political Risk

Eldorado conducts operations in a number of countries outside of North America, namely Turkey, China and Brazil. These operations are potentially subject to a number of political, economic and other risks that may affect our future operations and financial position.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE MONTHS ENDED MARCH 31, 2007

14.

Non-GAAP Measures

Throughout this document, we have provided measures prepared according to Canadian GAAP, as well as some non-GAAP performance measures. Because the non-GAAP performance measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies. We provide these non-GAAP measures as they are used by some investors to evaluate Eldorado’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. We have defined the non-GAAP measures below and reconciled them to reported GAAP measures.

A reconciliation of cash operating costs calculated in accordance with the Gold Institute Standard to the cost of sales is included below:

(US$000's, except $/oz figures)	2007 Q1	2006 Q1
Cash operating cost
Operating costs	$ 15,065	$ 7,747
Royalty expense and production taxes	(948)	(156)
Inventory adjustments	3,104	1,451
FV of stock option grants	(432)	(33)
Expense of contractual severance costs	-	(344)
Expense of certain capital costs	-	(628)
Cash operating cost	$ 16,789	$ 8,037

Gold ounces produced	76,188	19,111

Cash operating cost per ounce	$ 220	$ 421

15.

Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE MONTHS ENDED MARCH 31, 2007

16.

Disclosure of Outstanding Share Data

The following details the share capital structure as at May 1, 2007, the date of this MD&A.  These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

Equity type	Weighted average exercise price (Canadian dollars)	Total
Common shares		343,425,155

Share purchase options	C$4.45	8,047,439

17.

Cautionary Statement on Looking Forward Information

Certain statements and information in this MD&A, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws. Such forward-looking statements or information include, but are not limited to, statements or information with respect to financial disclosure, the future price of gold, estimation of mineral reserves and exploration and development capital requirements, and our goals and strategies. Often, these statements include words such as “plans”, “expects” or  “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

With respect to forward-looking statements and the information included in this MD&A, we have made numerous assumptions including among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals, even though our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE MONTHS ENDED MARCH 31, 2007

See our annual information form and our quarterly and annual MD&A for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Also, many of the factors are beyond our control. Accordingly, readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date of this MD&A except as may be required by law. All forward-looking statements and information made in this document are qualified by this cautionary statement.

Eldorado’s consolidated financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and are filed with appropriate regulatory authorities in Canada and the United States